UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

            Nelnet, Inc.
(Name of Issuer)

         Class A Common Stock
(Title of Class of Securities)

            64031N 10 8
(CUSIP Number)

         12/31/2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]    Rule 13d-1(b)
    [ X ]    Rule 13d-1(c)
    [ ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)    Names of Reporting Persons.

    Shelby J. Butterfield

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [ ]

3)    SEC Use Only

4)    Citizenship or Place of Organization

    United States

Number of    5) Sole Voting Power    138,041 (1) (3)
Shares
Beneficially
Owned    6) Shared Voting Power    3,227,969 (2) (3)
by Each
Reporting
Person    7) Sole Dispositive Power    138,041 (1) (3)
With:

    8) Shared Dispositive Power    3,227,969 (2) (3)

9)    Aggregate Amount Beneficially
    Owned by Each Reporting Person    3,366,010 (3)

10)    Check if the Aggregate Amount in Row (9)
    Excludes Certain Shares (See Instructions)    [ ]

11)    Percent of Class Represented by Amount in Row (9)    11.0% (4)

12)    Type of Reporting Person (See Instructions)    IN

(1)    Consists of 138,041 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by Shelby J. Butterfield, which number of shares reflects (i) a gift of 9,366 shares of Class B common stock by Ms. Butterfield in November 2020 to a charitable organization under Section 501(c)(3) of the Internal Revenue Code; (ii) annuity distributions of a total of 34,191 shares of Class B common stock to Ms. Butterfield in December 2020 from seven separate grantor retained annuity trusts (“GRATs”) established by Ms. Butterfield in 2015, as discussed below; and (iii) post-annuity distributions of a total of 91,654 shares of Class B common stock to Ms. Butterfield in December 2020 from certain GRATs established by Stephen F. Butterfield in 2015 for which the annuity terms expired in 2020, pursuant to the terms thereof, as discussed below.

(2)    Includes (i) 29,967 shares of Class B common stock held by the Estate of Stephen F. Butterfield (the “Butterfield Estate”), for which Ms. Butterfield serves as the personal representative, which number of shares reflects annuity distributions of a total of 29,962 shares of Class B common stock to the Butterfield Estate in December 2020 from four separate GRATs established by Mr. Butterfield in 2015 as discussed below; (ii) 507,370 shares of Class B common stock held by the Stephen F. Butterfield GST Non-Exempt Marital Trust (the “Butterfield GST Non-Exempt Marital Trust”), an estate planning trust for the family of Stephen F. Butterfield, for which trust Ms. Butterfield serves as a co-trustee and Whitetail Rock Capital Management, LLC (“WRCM”), a majority owned subsidiary of the issuer, serves as investment adviser with respect to shares of the issuer’s stock held therein, including shares of the issuer’s stock held by such trust indirectly through Union Financial Services, Inc. (“UFS”) as discussed below (and which Butterfield GST Non-Exempt Marital Trust is included as an additional reporting person in this filing); (iii) 210,047 shares of Class B common stock held by the Butterfield GST Exempt Marital Trust, an estate planning trust for the family of Mr. Butterfield, for which trust Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein; (iv) a total of 27,067 shares of Class B common stock held in two separate trusts for the benefit of Ms. Butterfield’s two minor children established under the restated agreement for the Stephen F. Butterfield Revocable Living Trust, for which two separate trusts Ms. Butterfield serves as a co-trustee and WRCM serves as investment adviser with respect to shares of the issuer’s stock held therein; (v) 1,586,691 shares of Class B common stock owned by UFS, of which the Butterfield GST Non-Exempt Marital Trust owns 50% of the outstanding capital stock and Michael S. Dunlap, Executive Chairman and a substantial shareholder of the issuer, owns the other 50% of the outstanding capital stock; (vi) a total of 530,041 shares of Class B common stock held in six separate GRATs established by Ms. Butterfield in 2015, for which GRATs WRCM serves as investment adviser, which number of shares of Class B common stock reflects annuity distributions in December 2020 from certain of such GRATs (as well as from other GRATs established by Ms. Butterfield in 2015) to Ms. Butterfield of a total of 34,191 shares of Class B common stock under the terms of such GRATs, and post-annuity distributions in December 2020 from certain GRATs established by Ms. Butterfield in 2015 for which the annuity terms expired in 2020 of a total of 36,788 shares of Class B common stock to two separate other trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield’s two minor children, as discussed below, and a total of 55,184 shares of Class B common stock to other members of Mr. Butterfield’s family, pursuant to the terms of such GRATs; (vii) a total of 160,347 shares of Class B common stock held in two separate GRATs established by Mr. Butterfield in 2015, for which GRATs WRCM serves as investment adviser, which number of shares of Class B common stock reflects annuity distributions in December 2020 from such GRATs (as well as from other GRATs established by Mr. Butterfield in 2015) to the Butterfield Estate of a total of 29,962 shares of Class B common stock under the terms of such GRATs, and post-annuity distributions in December 2020 from certain GRATs established by Mr. Butterfield in 2015 for which the annuity terms expired in 2020 of a total of 91,654 shares of Class B common stock to Ms. Butterfield, pursuant to the terms of such GRATs; (viii) a total of 100,650 shares of Class B common stock held in two separate irrevocable trusts for the benefit of Ms. Butterfield’s two minor children; (ix) a total of 36,788 shares of Class B common stock held in two separate trusts established by Mr. Butterfield in 2015 for the benefit of Ms. Butterfield’s two minor children and to which a total of 36,788 shares of Class B common stock were transferred in December 2020 post-annuity distributions from GRATs established by Ms. Butterfield in 2015, as discussed above, for which two separate trusts WRCM serves as investment adviser; (x) a total of 200 shares of Class B common stock held by Ms. Butterfield as custodian for her two minor children; (xi) 38,291 shares of Class B common stock held by a charitable lead annuity trust (“CLAT”) established by Mr. Butterfield, for which CLAT WRCM serves as investment adviser, which number of shares of Class B common stock reflects an annuity distribution in December 2020 of 6,672 shares of Class B common stock from the CLAT to a charitable organization under Section 501(c)(3) of the Internal Revenue Code, pursuant to the terms of the CLAT; and (xii) 510 shares of Class A common stock owned by the Butterfield GST Non-Exempt Marital Trust. Ms. Butterfield disclaims beneficial ownership of such shares except to the extent that Ms. Butterfield actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that Ms. Butterfield is a beneficial owner of such shares.

(3)    All amounts in Rows 5-9 are as of December 31, 2020.

(4)    This percentage reflects issuer repurchases of shares of Class A common stock during 2020, and a resulting reduction in the number of outstanding shares of Class A common stock.

CUSIP No. 64031N 10 8

1)    Names of Reporting Persons.

    Stephen F. Butterfield GST Non-Exempt Marital Trust

2)    Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    [ ]
    (b)    [ ]

3)    SEC Use Only

4)    Citizenship or Place of Organization

    Arizona

Number of    5) Sole Voting Power    0
Shares
Beneficially
Owned    6) Shared Voting Power    2,094,571 (1) (2)
by Each
Reporting
Person    7) Sole Dispositive Power    0
With:

    8) Shared Dispositive Power    2,094,571 (1) (2)

9)    Aggregate Amount Beneficially
    Owned by Each Reporting Person    2,094,571 (2)

10)    Check if the Aggregate Amount in Row (9)
    Excludes Certain Shares (See Instructions)    [ ]

11)    Percent of Class Represented by Amount in Row (9)    7.2% (3)

12)    Type of Reporting Person (See Instructions)    OO

(1)    Includes (i) 507,370 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders) held by the Stephen F. Butterfield GST Non-Exempt Marital Trust (the “Butterfield GST Non-Exempt Marital Trust”), an estate planning trust for the family of Stephen F. Butterfield, for which trust Shelby J. Butterfield serves as a co-trustee and Whitetail Rock Capital Management, LLC (“WRCM”), a

majority owned subsidiary of the issuer, serves as investment adviser with respect to shares of the issuer’s stock held therein, including shares of the issuer’s stock held by such trust indirectly through Union Financial Services, Inc. (“UFS”) as discussed below; (ii) 1,586,691 shares of Class B common stock owned by UFS, of which the Butterfield GST Non-Exempt Marital Trust owns 50% of the outstanding capital stock and Michael S. Dunlap, Executive Chairman and a substantial shareholder of the issuer, owns the other 50% of the outstanding capital stock; and (iii) 510 shares of Class A common stock owned by the Butterfield GST Non-Exempt Marital Trust. The Butterfield GST Non-Exempt Marital Trust disclaims beneficial ownership of such shares except to the extent that the Butterfield GST Non-Exempt Marital Trust actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the Butterfield GST Non-Exempt Marital Trust is a beneficial owner of such shares. The shares reported herein as beneficially owned by the Butterfield GST Non-Exempt Marital Trust are also reported herein as beneficially owned by Ms. Butterfield.

(2)    All amounts in Rows 6, 8 and 9 are as of December 31, 2020.

(3) This percentage reflects issuer repurchases of shares of Class A common stock during 2020, and a resulting reduction in the number of outstanding shares of Class A common stock.

Explanatory Note
Shelby J. Butterfield is the surviving spouse of Stephen F. Butterfield, who passed away on April 16, 2018 and who had previously reported beneficial ownership of the issuer’s Class A common stock (the class of securities to which this statement relates) beginning after the issuer’s initial public offering and registration of such class of securities under Section 12 of the Act in December 2003, in statements (including amendments thereto) on Schedule 13G, with the most recent annual amendment thereto filed by Mr. Butterfield on February 12, 2018. The previous statements on Schedule 13G for Mr. Butterfield were filed pursuant to Rule 13d-1(d) and Section 13(d)(6)(B) of the Act.
Item 1.

    (a)    Name of Issuer:

Nelnet, Inc.

    (b)    Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

    (a)    Name of Person Filing:

This Schedule is filed jointly by the following reporting persons:

(i)Shelby J. Butterfield

(ii)Stephen F. Butterfield GST Non-Exempt Marital Trust (the “Butterfield GST Non-Exempt Marital Trust”)

(b)    Address of Principal Business Office or, if none, Residence:

The principal business office of Ms. Butterfield and the Butterfield GST Non-Exempt Marital Trust is:

c/o Gallagher & Kennedy
2575 East Camelback Road
Phoenix, Arizona 85016

(c)    Citizenship:

    Ms. Butterfield is a United States citizen. The Butterfield GST Non-Exempt Marital Trust is governed by Arizona law.

(d)    Title of Class of Securities:

    Class A Common Stock

(e)    CUSIP Number:

    64031N 10 8

Item 3.    If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)    [ ]    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)    [ ]    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)    [ ]         Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)    [ ]    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)    [ ]         An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)    [ ]    A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)    [ ]         A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)    [ ]         A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)    [ ]    A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)    [ ]    Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4.    Ownership.

    The information required by Items 4(a) – (c) is set forth in Rows 5) – 11) of the cover pages (and the footnotes thereto) for each of the reporting persons and is incorporated herein by reference.

Item 5.    Ownership of Five Percent or Less of a Class

    If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

    As discussed in footnote (2) to Rows 6) and 8) on the cover page with respect to Ms. Butterfield above and in footnote (1) to Rows 6) and 8) on the cover page with respect to the Butterfield GST Non-Exempt Marital Trust above, which are incorporated by reference herein, certain securities reported in this statement are held by or on behalf of persons other than the reporting persons, which other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

    Not applicable.

Item 8.    Identification and Classification of Members of the Group

    Not applicable.

Item 9. Notice of Dissolution of Group

    Not applicable.

Item 10. Certifications

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2021

    Shelby J. Butterfield

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact*

Stephen F. Butterfield GST Non-Exempt Marital Trust

/s/ Audra Hoffschneider
Name: Audra Hoffschneider
Title: Attorney-in-Fact**

* Pursuant to a power of attorney filed on April 8, 2020 as an exhibit to the initial filing of this statement and incorporated herein by reference.

** Pursuant to the power of attorney filed on May 29, 2020 as an exhibit to amendment no. 4 to this statement and incorporated herein by reference.

Exhibit Index

Exhibit No.    Description

1.Joint Filing Agreement between Shelby J. Butterfield and the Stephen F. Butterfield GST Non-Exempt Marital Trust dated May 22, 2020